
冠軍科技集團
CHAMPION TECHNOLOGY

31 October 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,


03045093

Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe the securities.



CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)
(the "Company")

SHARE TRANSACTION

The Company entered into an agreement on 30 October 2003 for the acquisition of 15 per cent. interest in New Atlantic from the Vendors for an aggregate consideration of HK$175 million to be satisfied by the issue of 100 million Shares at HK$1.75 per Share.

The Consideration Shares represent approximately 14.38 per cent. of the existing issued share capital of the Company or approximately 12.57 per cent. of the issued share capital of the Company as enlarged by the Consideration Shares.

The Vendors are not connected persons of the Company nor connected with any directors, chief executive or the substantial shareholders of the Company, any of its subsidiaries or their respective associates.

The agreement constitutes a share transaction to the Company under the Listing Rules.

The Consideration Shares will be issued pursuant to the general mandate granted to the directors of the Company on 29 November 2002.

Agreement dated 30 November 2003

Parties:

Vendors : Aplus Inc. ("Aplus"); Biomaster Limited ("Biomaster"); Fulfill Inc. ("Fulfill") and Woodcote Inc. ("Woodcote") (collectively, the "Vendors")

Purchaser : the Company

Asset acquired:

15 per cent. of the issued share capital of New Atlantic International Limited ("New Atlantic").

New Atlantic is a company incorporated in Samoa on 27 July 2003. It is the beneficial owner of certain intellectual property rights relating to vehicle safety electronics devices including but not limited to an invention for preventing drivers having exceeded the prescribed level of alcohol content from driving the vehicle and for the purposes of the operation of such rights and all know-how and confidential information so owned and used. As at the date of the announcement, New Atlantic has applied for Japanese and international invention patent in respect of its alcohol ignition interlock key device only.

The principal business of New Atlantic will be the design, development, licensing of intellectual property rights relating to vehicle safety electronics, i.e. Alcohol Control Systems, Vision Enhancement Systems, Pedestrian Monitoring Systems and Route Information Systems. It's development base will be located in Japan.

The Company considers the experience of the beneficial owners of the Vendors appropriate in this venture and their expertise will project a positive future for New Atlantic.

As at the date of this announcement, no audited financial statements of New Atlantic have been prepared.

Immediately after completion of the agreement, New Atlantic will be owned as to 66.25 per cent. by Aplus, 15 per cent. by the Company and 6.25 per cent. by each of Biomaster, Fulfil and Woodcote.

Under the terms of the agreement, the Company shall be entitled to appoint one person to the board of directors of New Atlantic.

Consideration:
HK$175 million to be satisfied by the issue of 100 million shares of HK$0.10 each of the Company (the "Consideration Shares") at HK$1.75 per share. The issue price of the Consideration Shares represents a premium of about 1.7 per cent. over the closing price of HK$1.72 per share of HK$0.10 of the Company ("Share") as quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 30 October 2003 and a premium of about 0.1per cent. over the average closing price of about HK$1.748 per Share as quoted on the Stock Exchange for the last 5 days up to and including 30 October 2003. Based on the closing price of HK$1.72 per Share, the market value of the Consideration Shares is HK$172 million.

The Consideration Shares represent approximately 14.38 per cent. of the existing issued share capital of the Company or approximately 12.57 per cent. of the issued share capital of the Company as enlarged by the Consideration Shares.

The consideration was arrived at after arm's length negotiations and with reference to open market value of the alcohol reading interlock device developed by New Atlantic in the amount of US$168,992,000 as at 28 October, 2003 opined in a valuation report prepared by Dovebid Hong Kong Limited, an independent valuer.

The directors (including independent non-executive directors) of the Company consider that the terms of acquisition are fair and reasonable.

Ranking of the Consideration Shares:
The Consideration Shares shall rank pari passu with the existing issued Shares.

General mandate:
The Consideration Shares will be issued pursuant to the general mandate granted to directors of the Company on 29 November 2002.

Conditions of the agreement:
Completion of the agreement is conditional upon the granting by the Listing Committee of the Stock Exchange of a listing of and permission to deal in the Consideration Shares.

If the condition is not fulfilled on or before 21 November, 2003 (or such other date as the parties to the agreement may agree), the agreement will lapse.

Application for listing:
Application will be made by the Company to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

Completion date:
The agreement is expected to be completed on the second business day following the agreement becoming unconditional.

Based on 695,628,776 issued shares of the Company as at the date of this announcement, none of the Vendors will become a new substantial shareholder of the Company holding 5 per cent. or more of the then issued share capital of the Company immediately after the completion of the agreement.

Reasons for the transaction:
The Company considers that this acquisition will allow the Company and its subsidiaries (the "Group") to leverage its telematics, electronics expertise and global presence as a strategic investment for the development of in-vehicle safety electronic devices. Through the association with this investment, the Group plans to participate in the development of related wireless transmission systems to meet the expected improving vehicle safety standard when opportunities arise.

Connection between the parties:
The Vendors and their beneficial owners are not connected persons of the Company nor connected with any directors, chief executive or the substantial shareholders of the Company, any of its subsidiaries or their respective associates.

Information for shareholders:
The Company and its subsidiaries are principally engaged in the design, development and manufacture of telecommunication equipment and systems; setting up and development of Internet based knowledge systems and networks; software and proprietary technologies; and provision of telecommunication networks.

For the Company, the acquisition is a share transaction under the Listing Rules.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 30 October 2003

Please also refer to the published version of this announcement in The Standard.